PRESS RELEASE	JULY 15, 2023

Largo Reports Fatality Following Injuries Sustained at its Maracás
Menchen Mine Chemical Plant

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is deeply saddened to report an employee fatality as a result of an accident that occurred on Thursday, July 13, 2023 at the chemical plant of the Company's Maracás Menchen Mine, located in Bahia State, Brazil. The injured party was transported to local medical facilities in Jequié, Bahia State, where, after receiving medical attention, he was pronounced deceased. One other contractor involved in the incident suffered minor injuries and has been discharged from the hospital. Largo immediately launched an investigation into how this tragedy occurred and is working with local authorities to determine the cause.

Largo extends its sincerest sympathy to the family, friends and co-workers of the deceased. Over the course of its nine-year history, Largo has maintained an excellent safety track record through the use of rigorous precautionary methods and preventive measures. The health and safety of the Company's workforce remains a top priority and it is focused on ensuring that the entire team is receiving the needed support during this difficult time.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing an ilmenite concentration plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business to support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com